EXHIBIT 14

eUniverse Finance Code of Professional Conduct

Among eUniverse’s Finance Department missions is the promotion of professional conduct in the practice of financial management. eUniverse’s Chief Executive Officer (CEO), Chief Financial Officer (CFO), Corporate Controller and other management employees of the finance organization hold an important and elevated role in corporate governance, in that they are responsible for demonstrating ethical conduct that is guided by the need to preserve and protect the interests of our stockholders. Furthermore, eUniverse demands the highest ethical conduct from its principal executive officer and its senior financial managers.

The Finance Code of Professional Conduct defines the framework by which we are expected to function in our role within the organization. Consequently, this framework contains rules that define individual duties and responsibilities as they relate to the organization, its employees, and stockholders; and how you conduct matters in your personal life, which may affect the integrity and honesty with which you carry on your responsibilities here at eUniverse.

The CEO, CFO and Finance Department management personnel are expected to adhere to this Code as well as the standards defined in the Associate Handbook. Any violation(s) of the eUniverse Finance Code of Professional Conduct may result in disciplinary action, up to and including termination of employment. Changes to this Code must be disclosed publicly as defined and required by the U.S. Securities and Exchange Commission.

Honest and Ethical Conduct

A senior financial manager is required to act and perform his or her duties ethically, honestly and with the greatest sense of integrity. Any apparent or actual conflicts of interest should be avoided in both professional and personal relationships.

A “conflict of interest” occurs when an individual’s private interest interferes with the best interests of the Company. Conflicts of interest are prohibited, and must be fully disclosed to the Company prior to, or at the first discovery of, the occurrence. Most important, a senior financial manager must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family, or for any other person.

Furthermore, any senior financial manager who is aware of a conflict of interest, or is concerned that a conflict might develop, is required to discuss the matter with the Audit Committee Chairman, the CEO or the General Counsel promptly.

Disclosure

Senior financial managers must also exercise diligence and good faith in the preparation of financial statements, which includes the following:

•	Provide stockholders with information that is accurate, complete, objective, fair, relevant, and timely.

•	In the performance of their duties, senior financial managers are prohibited from knowingly misrepresenting facts. A senior financial manager will be considered to have knowingly misrepresented facts if he or she knowingly: makes, or permits or directs another to make, materially false or misleading entries in an entity’s financial statements or records; fails to correct materially false or misleading entries in an entity’s financial statements or records; signs or permits another to sign, a document containing materially false or misleading information; or falsely responds, or fails to respond, to specific inquiries of the Company’s external accountant.

•	Maintain the principle of transparency in the preparation and delivery of financial information to both internal and external users.

•	Comply with the rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Adequately supervise staff by closely reviewing and critically analyzing the financial information to be disclosed.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.

•	Confidential information acquired in the course of one’s work will not be used for personal advantage.

Any senior financial manager who is aware of a material misrepresentation or omission in the Company’s periodic reports is required to report the matter to the Audit Committee Chairman, the CEO or the General Counsel immediately.

Compliance

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each senior financial manager to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

Any Finance Department manager who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should discuss the situation with the General Counsel or the CFO to prevent possible problems at a later date. Failure to do so is in itself a violation of this Code.

To encourage Finance Department managers to report any violations, the Company will not allow retaliation for reports made in good faith. eUniverse will handle all inquiries discretely and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a compliance concern.

If you are still concerned after speaking with your supervisor, or the CEO, CFO or General Counsel, or feel uncomfortable speaking with them, you must send a detailed letter with relevant documents to eUniverse, Inc., Attn.: Audit Committee Chairman, 6060 Center Drive – Suite 300, Los Angeles, CA 90045.

If you fail to comply with this Code, with any applicable laws and regulations, you will be subject to disciplinary measures, up to and including termination of employment.

It is eUniverse’s intention that this eUniverse Finance Code of Professional Conduct be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Securities and Exchange Commission Regulation S-K, Item 406.

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